1875 K Street, N.W. Washington, D.C. 20006 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

March 23, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 74

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”), Post-Effective Amendment No. 74 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485 under the 1933 Act and for the sole purpose of adding three (3) new funds to the Trust: iShares S&P Asia 50 Index Fund, iShares S&P World ex-US Property Index Fund and iShares Dow Jones EPAC Select Dividend Index Fund (each a “Fund,” and collectively, the “Funds”) in two separate prospectuses and statements of additional information (each an “SAI”). The iShares S&P Asia 50 Index Fund and the iShares S&P World ex-US Property Index Fund are combined in a single prospectus and SAI. The Dow Jones EPAC Select Dividend Index Fund has a standalone prospectus and SAI.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Strategies

The iShares S&P Asia 50 Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P Asia 50 Index. The Index is a market capitalization weighted index that is designed to measure the performance of the 50 leading companies from four Asian countries: Hong Kong, Korea, Singapore, and Taiwan.

The iShares S&P World ex-US Property Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P/Citigroup World ex-US Property Index. The Index is a free float-adjusted market capitalization weighted index that defines and measures the investable universe of publicly traded property companies domiciled in developed countries outside of the United States.

The iShares Dow Jones EPAC Select Dividend Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow

Jones EPAC Select Dividend Index. The Index measures the performance of a selected group of equity securities issued by companies that have provided relatively high dividend yields on a consistent basis over time and is comprised of one hundred of the highest dividend-yielding securities (excluding real estate investment trusts) of the EPAC (Europe, Pacific, Asia and Canada) region, which covers developed markets, excluding the United States.

(2) Material Changes from Recent Filings

Each Fund’s description of its investment strategy (i.e., each Fund tracks a specific benchmark) and risk factors.

(3) Problem Areas Warranting Special Attention None.

(4) Portions of Prior Filings Similar to, or Precedent For, the Current Filing

Each Fund’s descriptions of its shares, investment manager and other attributes under the headings “Management - Investment Adviser,” “Shareholder Information,” “Book Entry,” “Determination of Net Asset Value,” “Dividends and Distribution,” “Taxes,” “Creation and Redemptions,” “Householding,” “Distribution” and “Financial Highlights” included in the Prospectus and under the headings of “Proxy Voting Policy,” “Portfolio Holdings Information,”, “Continuous Offering,” “Management - Investment Adviser,” “Code of Ethics” and “Distributor” included in the Statement of Additional Information are substantially similar to the corresponding descriptions contained in the Prospectus and Statement of Additional Information of iShares iBoxx $ High Yield Corporate Bond Fund, included in the Post-Effective Amendment No. 69 filed pursuant to Rule 485(a) on behalf of iShares Trust, which was filed on January 17, 2007.

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin
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[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984)